SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SPORT CHALET, INC.

(Name of Subject Company (Issuer))

EVEREST MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a wholly-owned subsidiary of

VESTIS RETAIL GROUP, LLC

(Names of Filing Persons (Parent of Offeror))

Versa Capital Fund II, L.P.

Versa Capital Fund II-A, L.P.

(Names of Filing Persons (Others))

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163209

(CUSIP Number of Class of Securities)

Class B Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163308

(CUSIP Number of Class of Securities)

Thomas Kennedy

Versa Capital Management, LLC

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 609-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:

Alison S. Ressler

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,612,280.40	$2,526.06

*	Estimated for purposes of calculating the filing fee only. The transaction was calculated by multiplying (a) $1.20, the tender offer price, by (b) the sum of (i) 12,414,490, the number of issued and outstanding shares of Class A common stock of Sport Chalet, Inc., (ii) 1,775,821, the number of shares of Class B common stock of Sport Chalet, Inc., (iii) 2,127,506, the number of shares of Class A common stock issuable upon the vesting and exercise of issued and outstanding stock options and (iv) 25,750, the number of shares of Class B common stock issuable upon the vesting and exercise of issued and outstanding options. The foregoing figures were provided by Sport Chalet, Inc. as of June 30, 2014.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 1 for fiscal year 2014 issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction valuation by .0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,526.06	Filing Party:	Everest Merger Sub, Inc., Vestis Retail Group, LLC, Versa Capital Fund II, L.P. and Versa Capital Fund II-A, L.P.
Form or Registration No.:	Schedule TO	Date Filed:	July 3, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 3, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Vestis Retail Group, LLC, a Delaware limited liability company (“Vestis”), Everest Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vestis, Versa Capital Fund II, L.P., a Delaware limited partnership (“Fund II”) and Versa Capital Fund II-A, L.P., a Delaware limited partnership (“Fund II-A”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of Sport Chalet, Inc., a Delaware corporation (“Sport Chalet”), at a purchase price of $1.20 per share (as such price per share may be reduced pursuant to the Agreement and Plan of Merger, by and among Sport Chalet, Purchaser and Vestis, dated June 30, 2014), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Exhibit (a)(1)(i). Offer to Purchase.

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On July 9, 2014, Barry Lieberman, an alleged Sport Chalet stockholder, filed a purported class action lawsuit against Sport Chalet, its directors, Versa Capital Management, LLC, Vestis and Purchaser in connection with the proposed acquisition of the publicly owned shares of Sport Chalet by Vestis and Purchaser (the “Proposed Transaction”) in the Superior Court of the State of California for the County of Los Angeles, captioned Barry Lieberman v. Sport Chalet, Inc. et al., Case No. BC551232. The plaintiff alleges that the Sport Chalet directors breached their fiduciary duties to Sport Chalet stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Sport Chalet through an allegedly flawed process and for inadequate consideration. The plaintiff also alleges that the directors breached their fiduciary duties with respect to the contents of the tender offer solicitation/recommendation materials on Schedule 14D-9. The lawsuit seeks, among other things, equitable relief that would enjoin the consummation of the Proposed Transaction, rescission of the Proposed Transaction (to the extent it has already been implemented) and attorneys’ fees and costs.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVEREST MERGER SUB, INC.

By:	/s/ Paul Halpern
Name:	Paul Halpern
Title:	President

VESTIS RETAIL GROUP, LLC

By:	/s/ William R. Quinn
Name:	William R. Quinn
Title:	Authorized Person

VERSA CAPITAL FUND II, L.P.
GENERAL PARTNER

VERSA FGP-II, L.P.

By:	Versa UGP-II, LLC
Its:	General Partner

By:	/s/ Paul Halpern
Name:	Paul Halpern
Title:	Chief Investment Officer

VERSA CAPITAL FUND II-A, L.P.
GENERAL PARTNER VERSA FGP-II, L.P.

By:	Versa UGP-II, LLC
Its:	General Partner

By:	/s/ Paul Halpern
Name:	Paul Halpern
Title:	Chief Investment Officer

Dated: July 11, 2014